Mail Stop 3561

February 12, 2009

Mr. William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey's General Stores, Inc.
P.O. Box 3001
One Convenience Boulevard
Ankeny, Iowa 50021

>   **Re: Casey's General Stores, Inc.**
>   **Form 10-K for Fiscal year Ended April 30, 2008**
>   **Filed June 26, 2008**
>   **File No. 001-12788**

Dear Mr. Walljasper:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director